Filed by Fortune Brands, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: General Binding Corporation

Commission File Number: 0-2604

This material is not a substitute for the registration statement ACCO World Corporation (“ACCO”) and General Binding Corporation (“GBC”) will file with the Securities and Exchange Commission in connection with the transaction, or the proxy statement/prospectus-information statement to be mailed to stockholders. Investors are urged to read the proxy statement/prospectus-information statement which will contain important information, including detailed risk factors, when it becomes available. The proxy statement/prospectus-information statement and other documents which will be filed by Fortune Brands, ACCO and GBC with the Securities and Exchange Commission will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to ACCO World Corporation, 300 Tower Parkway, Lincolnshire, IL, 60069, Attention: Investor Relations; or by directing a request when such a filing is made to General Binding Corporation, One GBC Plaza, Northbrook, IL, 60062, Attention: Investor Relations.

GBC, its directors, and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the participants in the solicitation will be set forth in the proxy statement/prospectus-information statement when it becomes available.

THE FOLLOWING IS THE SCRIPT OF A TELEPHONE CONFERENCE CALL TO BE HELD WITH ANALYSTS AND OTHERS ON MARCH 16, 2005.

Spin-Off of ACCO World, Merger with GBC

Conference call script

March 16, 2005

Norm Wesley

Good Morning. Thank you for joining us.

Before we begin, let me note that our presentation includes forward looking statements that are subject to risks and uncertainties, including those listed in the cautionary language at the end of our joint news release, and that our actual results could differ materially from those targeted. This presentation also includes certain non-GAAP measures that are reconciled to the most closely comparable GAAP measure in our news release or on the Supplemental Information page linked to the Webcasts page on our website.

Additionally, this information is not a substitute for the registration statement ACCO World Corporation and General Binding Corporation will file with the Securities and Exchange Commission in connection with the transaction, or the proxy statement/prospectus-information statement to be mailed to stockholders. Investors are urged to read the proxy statement/prospectus-information statement, which will contain important information, including detailed risk factors, when it becomes available. Information regarding how to access the proxy statement/prospectus-information statement and other Fortune Brands, ACCO or GBC SEC filings as well as information regarding the solicitation of proxies in connection with the transaction can also be found at the end of our joint news release.

Strategic Overview

As you’ve already seen, Fortune Brands and GBC this morning announced significant steps in the evolution of our two companies.

To create greater value for our respective shareholders, Fortune Brands will spin off to shareholders our ACCO World office products business, and ACCO will merge with GBC. This combination will create the world’s largest supplier of branded office products.

We see this as a win-win-win for Fortune Brands, for ACCO and for GBC that will better position each company for long-term growth.

For Fortune Brands, this move is the latest in a string of creative strategic moves to deliver value for shareholders. We’ve made successful high-return acquisitions, established creative joint ventures and developed high-impact partnerships – all of which have strengthened Fortune Brands, helped us deliver consistently strong results and enhanced our growth prospects.

In short, the spin-off will enable Fortune Brands to sharpen our focus. Our largest consumer brands are in our other three businesses, and as we’ve said many times, our priority is to build our high-return Home & Hardware, Spirits & Wine and Golf businesses.

Because we’re focused in these areas, we believe ACCO can best pursue value-creating moves as an independent company.

We believe the merger between ACCO and GBC will create an office products powerhouse with substantial upside potential for shareholders. With portfolios of leading brands with complementary strengths, these companies are an excellent strategic fit. The combined company – to be called Acco Brands Corporation – will be well positioned to excel in the growing and fragmented office products market.

•	The new company will feature a broad portfolio of leading brands that millions of people rely on every day. They include Swingline, Wilson Jones, Kensington, Day-Timer, Rexel, Quartet, GBC and Ibico.

•	The new company will have impressive global reach with leading positions in key geographic markets.

•	The merger also creates opportunities for substantial synergies.

David Campbell of ACCO and Dennis Martin of GBC will discuss the new company in greater detail in just a moment.

Major Deal Points

Let me first cover some key points about the transaction.

The spin-off and merger is structured as a Reverse Morris Trust, and we expect the transaction to be completed this summer, after regulatory approvals and the approval of GBC shareholders.

At the time of the spin-off, Fortune Brands will receive a cash dividend from ACCO totaling $625 million.

•	When combined with GBC’s existing debt, this implies an Acco Brands debt-to-EBITDA ratio of approximately four times.

•	Acco Brands already has commitments for financing that will be used to finance the dividend to Fortune Brands and the repayment of GBC’s existing debt.

Shareholders of both Fortune Brands and GBC will receive shares in the new company.

•	GBC shareholders will receive one share of Acco Brands in exchange for each GBC share they hold.

•	Fortune Brands shareholders will receive one share of Acco Brands stock for approximately every 4.6 shares they hold of Fortune Brands stock. They will, of course, also retain all of their shares in Fortune Brands.
•	The new company will have a single class of stock.
•	The transaction will be tax-free to U.S. shareholders of both companies.

In the final analysis, Fortune Brands shareholders will own 66% of the new company, and GBC shareholders will own 34%, a proportion that approximates the underlying contribution of the two companies to the combined business.

•	For shareholders of Fortune Brands, the combination of the $625 million dividend and the shares in the new company imply an aggregate value of approximately $1.1 billion, and that’s before the benefit of any future synergies derived by the merger.

Confidence in Acco Brands Corporation’s Future

Our confidence in the ability of ACCO to drive value in combination with GBC is based on several important factors:

•	The combined portfolio of ACCO’s and GBC’s strong brands and leading market positions
•	ACCO’s business model as a platform for growth
•	The benefits of increased scale amidst consolidation in the industry’s customer tier
•	And the proven track record of the ACCO management team, enhanced by the talent of GBC, to create value.

In fact, the job the ACCO team has done to increase profitability and returns is nothing short of phenomenal.

•	In 2001, operating income before charges in this business was $44 million.
•	The picture is now dramatically different. Just look at ACCO’s 2004 results:
•	operating income before charges grew to $137 million,
•	sales increased 7%,
•	operating margins reached 12%, up from 4% in 2001.
•	and return on net tangible assets before charges was 36.6%, up from single digits in 2001.

This dramatic progress was no accident. The ACCO leadership team developed a sweeping repositioning plan and executed it exceedingly well.

Here’s how they positioned the business to profitably win in the marketplace. Over the course of its repositioning plan, ACCO management has:

•	reduced global manufacturing and distribution square footage by 40%

•	exited unprofitable product lines and customer business representing annual sales of more than $135 million.
•	realigned into business units focused on six attractive product categories: workspace tools, document presentation, visual communication, storage & organization, computer accessories and personal productivity
•	created a shared, low-cost infrastructure to support the business units
•	and increased investment in consumer insights to help drive innovation and create value-added, differentiated products. In fact, ACCO’s sales from new products introduced in just the past three years reached 30% in 2004.

David Campbell, President & CEO of ACCO, will lead the combined company. He has been part of the Fortune Brands family for 16 years. Prior to taking the reins at ACCO, David led our Hardware business and undertook a successful repositioning at Master Lock that returned that legendary brand to profitable growth. He joined Fortune Brands in 1989 as President of ACCO’s Canadian operations, and I’ve been proud to work closely with him ever since.

To give you a closer look at the new Acco Brands Corporation, here’s David.

David Campbell

Thank you, Norm.

As Norm indicated, we’ve made significant moves that have given ACCO World an excellent foundation for future growth. ACCO is already an industry leader, and we see the merger with GBC as the next logical step forward. It’s an excellent strategic fit that will create a more efficient and competitive company.

The new Acco Brands will be the world’s largest supplier of branded office products.

•	The combined sales of the two companies would have been $1.9 billion in 2004, up 5%. Additional information on financial ratios of the combined company is included in the fact sheets attached to today’s news release.

Acco Brands Corporation will be built on several important strengths.

•	First, great brands in attractive product categories.
•	ACCO’s Swingline, Wilson Jones, Kensington, Day-Timer, Boone, Apollo and Rexel brands give us leading positions in stapling, punches, ring binders, computer-security products, white boards, overhead projectors and clips and fasteners.
•

The addition of the complementary GBC, Quartet and Ibico brands brings leading positions in laminating, binding, presentation boards and shredders that fit neatly into three of our key categories: document presentation, visual communication and workspace tools. Over the past three years, we’ve realigned our business around growth categories that offer strong returns, where brands matter and where we can add value for consumers. Along with document storage & organization and computer accessories, these are the categories where we see the best prospects for profitable growth.

•	Acco Brands’ products support the need for greater productivity, at work, at home, at school and on the road. The need to organize information, present documents effectively and communicate visually will continue to be a driving force in the information age. We see long-term growth in our markets, supported by the growth of small, home and mobile offices and long-term growth in white-collar employment. The growth in mobile users of computer equipment supports our focus in computer accessories, and the exploding risk of identity theft is rapidly making shredders a must-have item for consumers.
•	We’ll be very well positioned in the U.S., where our brands are leaders in key categories. We’ll also be the #1 supplier in Canada, Mexico, the United Kingdom, Ireland and Australia. GBC adds to our strength in these markets, as well as in Asia.

•	Second, our combined product portfolio will position us well to capitalize on growth opportunities.
•	The market can be sized in a number of ways, but we estimate the broad office products market in which the new company’s brands compete represents annual sales of approximately $40 billion in the U.S. and Europe.
•	As the customer tier has consolidated in recent years, large customers increasingly want to deal with large suppliers with strong brands and a broad product offering. We’ll be positioned better than ever to compete in this environment.
•	With the benefits of operating synergies and efficiencies, we expect to achieve annual cost savings reaching $40 million over the next three years.

•	Third, we bring a proven commitment to stepped-up innovation.
•	Our renewed success in the marketplace has been driven in large part by our sharpened focus on consumer insights and developing value-added products that meet consumers’ needs.

•	Fourth, our low-cost infrastructure is an excellent platform for profitable growth.
•	As Norm indicated, we’ve substantially streamlined our supply chain and developed an efficient shared-services infrastructure.
•	We believe we will be able to achieve significant operating synergies by laying our combined volume over a unified highly efficient cost structure.

•	Fifth, our strong cash flow will enable us to efficiently service and reduce the company’s debt, as well as enhance returns.

•	And importantly, the new Acco Brands will be built on the strength of great people.
•	Companies don’t build industry-leading brands without strong people. We will do our best to retain and rely on the best talent from both our organizations.

With these competitive advantages, we believe Acco Brands Corporation is well positioned to deliver strong growth over the long term. While it’s premature to discuss any near-term earnings guidance at this stage – given the various factors and expenses involved in the upcoming transition and business integration – we plan to establish long-term goals including:

•	low-to-mid single-digit sales growth
•	mid-to-high single-digit operating income growth
•	and double-digit growth in diluted earnings per share.

The new company will be governed by a nine-member Board of Directors. Our Board will include four members of Fortune Brands’ Board, including Norm Wesley, and three members of GBC’s Board. I’ll serve as Chairman and we’ll name a ninth director at a later date.

We’re very excited about teaming up with GBC and about our prospects as an independent, publicly-traded company. We look forward to completing the transaction and to the opportunities that lie ahead.

Now, I’d like to turn things over to Dennis Martin, chairman and CEO of GBC.

Dennis Martin

Thank you, David, and good morning everyone.

First, I want to say that I have known and respected David, as a leading figure in the office products industry, and I’ve gotten to know him on a more personal level over the past few months. I have been impressed by our shared commitment to high integrity and deep focus on the needs of our fellow workers, shareholders and customers. I’m confident that Acco Brands Corporation will be in excellent management hands with David as CEO, and I will do whatever I can to ensure a smooth transition process.

Norm and David have described the improved operating performance and profitability of ACCO over the past four years and I applaud their success.

I am impressed how we both followed independent disciplined approaches to transforming our respective businesses over the past four years. This common focus has reduced operating cost, improved sourcing and redirected resources to create innovative products that satisfy the needs of our customers. Our financial performances have improved significantly, preparing us for this excellent merger opportunity.

GBC had its most profitable year in 2004 since 1998. Much of the credit goes to our teams’ successful implementation of the Operational Excellence Program, which has reduced both product and operating costs over the past four years.

Another factor is that eighteen months ago we organized our company around our customers. That gave us insight into the qualities that each of our customer segments value. Based on this knowledge, GBC developed new products and tailored support functions to offer the greatest value to our customers, leading to higher customer satisfaction and profitability.

ACCO and GBC are two companies with complementary product lines, similar distribution systems and many of the same customers. Their consolidation to make one larger, stronger company makes perfect strategic sense and is the appropriate next step in our transformation.

The efficiencies created by this transaction will make Acco Brands Corporation more competitive and create more value for our customers. This combination allows us to address the desire by customers to buy more products from a single source, which is why our customers will benefit from our ability to provide the broadest product line in the office products industry.

Finally, for our GBC shareholders, it is important to note that the capital structure of Acco Brands Corporation will provide more liquidity and an increased ability for a broader range of shareholders to benefit from our future growth prospects.

Norm called this a win-win for the three companies. I echo these sentiments and feel especially confident about the future prospects for Acco Brands Corporation.

Now, Norm, I’ll turn it back to you.

Norm Wesley

Thanks, Dennis.

I, too, see great opportunities for the new Acco Brands Corporation and look forward to serving on the Board.

We are pleased that we’ve found a creative way to generate additional value for Fortune Brands shareholders.

Over the past few years, we considered a range of options for ACCO. We had a difficult decision to make in 2001. Rather than selling the business at a reduced valuation, the ACCO leadership team proposed a bold plan to streamline the business and reposition it for profitable growth and higher long-term value.

•	Since 2001, in addition to successfully repositioning its business, ACCO has generated more than $500 million in operating cash flow after restructuring.
•	When you add that to the value of this transaction, Fortune Brands and its shareholders have derived approximately $1.6 billion in value.

So, we believe we made the right decision to keep the business in 2001, and we believe the time is right for this move that offers such significant benefits to shareholders.

The spin-off will obviously impact Fortune Brands’ reported results.

•	Note that our three remaining businesses drove more than $6.1 billion in sales in 2004. Absent ACCO, our top line would have increased 20%.
•	Excluding ACCO’s 2004 results – and depending on the assumption for the use of the spin-off dividend proceeds (whether you assume debt paydown or share buyback) – Fortune Brands’ estimated pro forma diluted EPS before charges/gains would have been in a range of $4.10 to $4.25.
•	Even though the absence of our office products business would have been dilutive to Fortune Brands’ reported 2004 results, our estimate of the new Acco Brands Corporation’s pro forma 2004 earnings – before the benefit of any synergies – would have largely offset the dilution.
•	Let me also underscore that over the long term, we believe the companies’ combined results will be highly accretive for Fortune Brands’ shareholders.

We will continue to include ACCO in our reported results until the spin-off is complete. On a continuing operations basis, Fortune Brands is targeting diluted EPS before charges/gains to grow at a double-digit rate in 2005, consistent with our long-term growth goal. In addition, the spin-off will not impact Fortune Brands’ current dividend rate.

We look forward to our shareholders benefiting from the success and upside potential of Acco Brands Corporation. We also look forward to Fortune Brands’ future as a more sharply focused, high-performance consumer brands company. I think I can speak for David and Dennis when I say that above all, we look forward to maximizing value for our respective shareholders.

David, Dennis, and I are also joined by Fortune Brands CFO Craig Omtvedt, and we’d now be happy to take your questions.

Reconciliations of Operating Income Before Charges to GAAP Operating Income (Loss)

Amounts in millions

(Unaudited)

Operating Income before charges, which is a measure not derived in accordance with generally accepted accounting principles (GAAP), is Operating Income (Loss) derived in accordance with GAAP excluding identifiable intangible write-downs and restructuring and restructuring-related items. This measure and other measures are used to determine the returns generated by operating subsidiaries and to evaluate and identify cost-reduction initiatives. Investors believe this measure provides helpful supplemental information regarding the underlying results of the businesses from year to year. This measure may also be inconsistent with similar measures provided by other companies.

	Twelve Months Ended December 31,
	2004	2001
ACCO World
Operating Income before charges	$137.4	$43.6

Less:
Identifiable intangible write-downs	—	64.4
Restructuring and restructuring-related items	27.6	69.5

Operating Income (Loss)	$109.8	$(90.3)

	Twelve Months Ended December 31,
	2004
GBC
Operating Income before charges	$53.0

Less:
Restructuring and restructuring-related items	2.5

Operating Income	$50.5

Reconciliations of RONTA based on Operating Income Before Charges to RONTA based on GAAP Operating Income (Loss) Amounts in millions (December 31, Unaudited)

ACCO World
Year ended	Rolling twelve months Operating income before charges		Net Tangible Assets		RONTA Before Charges (%)
2004	$137.4	/	GAAP Net Tangible Assets	=	36.6
2001	43.6	/	GAAP Net Tangible Assets	=	7.3

Year ended	Rolling twelve months GAAP Operating income (loss)		Net Tangible Assets		RONTA based on GAAP OI (%)
2004	$109.8	/	GAAP Net Tangible Assets	=	29.2
2001	(90.3)	/	GAAP Net Tangible Assets	=	(15.2)

GBC
Year ended	Rolling twelve months Operating income before charges		Net Tangible Assets		RONTA Before Charges (%)
2004	$53.0	/	GAAP Net Tangible Assets	=	22.3

Year ended	Rolling twelve months GAAP Operating income		Net Tangible Assets		RONTA based on GAAP OI (%)
2004	$50.5	/	GAAP Net Tangible Assets	=	21.3

Return on net tangible assets – or RONTA – is a measure of the operating returns generated on a company’s net tangible assets. RONTA represents operating income (loss) divided by the average GAAP assets less intangibles, accounts payable and other non-interest bearing liabilities.

Reconciliations of Operating Margins Before Charges to GAAP Operating Margins (December 31, Unaudited)
ACCO World
	2004	2001
Operating Margins Before Charges	12%	4%
Impact of Charges	(3%)	(12%)

GAAP Operating Margins	9%	(8%)

Operating Margins before charges, which is a measure not derived in accordance with generally accepted accounting principles (GAAP), is Operating Income (Loss) derived in accordance with GAAP excluding identifiable intangible write-downs and restructuring and restructuring-related items divided by net sales.

NOTE:

The above measures and other measures are used to determine the returns generated by operating subsidiaries and to evaluate and identify cost-reduction initiatives. Investors believe these measures provide helpful supplemental information regarding the underlying results of the businesses from year to year. These measures may also be inconsistent with similar measures provided by other companies.

Reconciliation of Cumulative Adjusted Operating Cash Flow to Cumulative Operating Cash Flow 2001-2004 Amounts in millions (Unaudited)

ACCO World
Adjusted Operating Cash Flow	$517
Less:
Recapitalization Tax Credit	(75)

Operating Cash Flow	$442

The term “Adjusted Operating Cash Flow” is cash flow from operations plus the recapitalization tax credit. Adjusted Operating Cash Flow is not a measure under generally accepted accounting principles (GAAP) and should not be considered as a substitute for any measure derived in accordance with GAAP. Adjusted Operating Cash Flow provides helpful supplemental information about a company's ability to fund internal growth, make acquisitions, repay debt, repurchase common stock and pay common stock dividends. This measure may also be inconsistent with similar measures presented by other companies.

Reconciliation of GAAP EPS to EPS Before Charges/Gains (Forecasted, Unaudited)

Fortune Brands, Inc.

Excluding ACCO World’s 2004 results—and depending on the assumption for the use of the spin-off dividend proceeds—Fortune Brands’ 2004 diluted EPS before charges/gains would have been in a range of $4.10 to $4.25 and GAAP EPS would have been in a range of $4.75 to $4.95.